Exhibit 99.1

Chairman’s Letter and Notices of Meetings Annual General Meeting and Separate Meeting of Ordinary Shareholders London 9 May 2006

Unilever House, Blackfriars, London EC4P 4BQ
Telephone 020 7822 5252 Facsimile 020 7822 5951

Antony Burgmans	29 March 2006
Chairman

Dear shareholder,

It gives me great pleasure to write to you with the Notice of this year’s Annual General Meeting (AGM) and of the separate Meeting of Ordinary shareholders. The separate Meeting of Ordinary shareholders is required because this year, following the corporate structure study (described below) we are proposing an amendment to the Equalisation Agreement. Both meetings will be held on Tuesday 9 May 2006 in our usual venue, the Queen Elizabeth II Conference Centre in Westminster, London SW1.

Enclosed with this letter you will find our Annual Review 2005, which includes summary financial information adequate to give a clear understanding of our performance. For those who have requested it, the Unilever Annual Report and Accounts 2005 is also enclosed. This provides a comprehensive statement of our accounts and full financial and statutory information. Both these documents and a wealth of other information about our business can be accessed on our website at www.unilever.com/ investorcentre

Shareholders who have elected to receive their Annual Review and other AGM documents electronically will have received an email informing them how they can access these documents using the internet. For those shareholders wanting to return their Proxy Forms using the internet they can do so via www.unilever.com/shareholderservices I would encourage those of you familiar with the internet to try this facility and details can be found on the back of your Proxy Forms. Institutional investors are able to cast their votes using CREST electronic proxy voting. All your votes are important to us and I would urge you to complete and return the Proxy Forms in good time, especially since the separate Meeting of Ordinary shareholders requires holders of more than one-half of the total issued Ordinary share capital to attend the meeting, either in person or by proxy.

2005 was the first year when Patrick Cescau and I worked together as, respectively, Group Chief Executive and Chairman and I have been delighted at how successfully our combination has developed. At the AGM, Patrick will be making a full report to shareholders on the progress of the business during the past year.

Early in 2005 we announced that we would be undertaking a study of Unilever’s corporate structure to see if any improvements should be made and promised to bring any suggestions forward to this year’s AGM. In December we announced the results of that review.

The study was led by myself with the support of David Simon and Jeroen van der Veer.

Unilever PLC
Registered in London No 41424. Registered office: Port Sunlight, Wirral, Merseyside, United Kingdom CH62 4ZD

1	Unilever Chairman’s Letter and Notices of Meetings 2006

Professional advice was provided by Rothschild and UBS Investment Bank, together with HSBC and Tricorn Partners. Legal advice was provided by De Brauw Blackstone Westbroek, Slaughter and May and Cravath, Swaine & Moore LLP.

We were well served by the advisers in coming to our conclusion that, whilst the dual structure continues to serve our shareholders’ interests well, there are nevertheless some key changes that should be made. The resulting proposals, full explanations of which can be found on pages 6 to 9 of this Notice, form the bulk of the special business of the AGM.

The changes are:

•	To adapt Unilever’s constitutional arrangements to allow greater flexibility to allocate assets between both parent companies. This will ensure that Unilever continues to be able to return capital to shareholders and pay dividends in the most efficient manner.

•	To simplify the relationship between our Unilever N.V. (NV) and Unilever PLC (PLC) shares by establishing a one-to-one equivalence in their economic interest in the Unilever Group. This will create transparency between the quotations of our shares and will be achieved by a split of the NV Ordinary shares and a consolidation of the PLC Ordinary shares.

•	To allow shareholders the right to nominate candidates to the Boards, taking into account the need to ensure the unity of management.

Your Board unanimously recommends that you approve the adoption of these changes.

This year also marks the retirement of three of our longest-serving Non-Executive Directors. Bertrand Collomb, Oscar Fanjul and Hilmar Kopper have all provided wise counsel to the Board and we are sincerely grateful to them for their contribution.

Four new non-executive appointments are proposed. Charles Golden, Executive Vice

President and CFO of Eli Lilly and Company, Byron Grote, CFO of BP p.l.c., Jean-Cyril Spinetta, Chairman/CEO of Air France-KLM S.A. and Kornelis (Kees) Storm, former Chairman of the Executive Board of AEGON N.V.

All are distinguished in their respective fields of endeavour, as is clear from their biographies which are included on page 6 of this Notice, and the Board is pleased to nominate them for election.

We are also proposing to increase the limit on Directors’ fees in the Articles of Association to take into account the Chairman’s fee and additional fees for the Non-Executive Directors. Further details on this proposal can be found on page 9 of this Notice.

The rest of the formal business, covering issues such as allotment and repurchase of shares and the approval of the Company’s Remuneration Report, will be generally familiar to you and full explanations are set out in the explanatory notes to the Notice.

Your Board believes that all the proposals to be put to you at this year’s AGM are in the interests of all shareholders.

We welcome questions at the AGM on all of the above issues and on any other topics relevant to our business. If you would like to be assured of the fullest possible response, it would be helpful if you could give me prior notice of your question. Of course, you are invited to write to me at any time if you have an issue.

I look forward to meeting as many of you as possible on the 9 May.

Yours sincerely

Antony Burgmans

Unilever Chairman’s Letter and Notices of Meetings 2006	2

Unilever PLC Notice of Annual General Meeting 2006

Notice is hereby given that the Annual General Meeting of Unilever PLC will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am on Tuesday 9 May 2006 to transact the following business:

Report and Accounts for the year ended 31 December 2005
1	To receive and consider the Accounts and Balance Sheet for the year ended 31 December 2005, together with the Directors’ Report and the Auditors’ Report.

Approval of the Directors’ Remuneration Report for the year ended 31 December 2005
2	To consider and, if thought fit, approve the Directors’ Remuneration Report for the year ended 31 December 2005 included within the Annual Report and Accounts 2005.

Declaration of dividend
3	To declare a dividend on the Ordinary shares.

Re-election of Executive Directors
To re-elect the following as Directors:

4	Mr P J Cescau
5	Mr C J van der Graaf
6	Mr R D Kugler
7	Mr R H P Markham

Re-election of Non-Executive Directors
To re-elect the following as Directors:

8	Mr A Burgmans
9	The Rt Hon The Lord Brittan of Spennithorne
10	The Rt Hon The Baroness Chalker of Wallasey QC, DL
11	Professor W Dik
12	The Lord Simon of Highbury CBE
13	Mr J van der Veer

Election of Non-Executive Directors
To elect as Directors:

14	Mr C E Golden
15	Dr B Grote
16	Mr J-C Spinetta
17	Mr K J Storm

Re-appointment and remuneration of Auditors
18	To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company, to hold office until the conclusion of the next general meeting at which Accounts are laid before the members.

19	To authorise the Directors to fix the remuneration of the Auditors.

Directors’ authority to issue shares
20	To consider and, if thought fit, to pass the following as an Ordinary Resolution:

THAT the Directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £13 450 000 provided that this authority shall expire on the day preceding the fifth anniversary of the passing of this resolution save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired, and that this resolution shall cancel and replace the corresponding resolution passed at the last annual general meeting of the Company.

Disapplication of pre-emption rights
21	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT, subject to the passing of the previous resolution, the Directors be and are hereby given power pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by the previous resolution or, where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the said Act, as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment provided that this power shall be limited:

(a) to the allotment of equity securities in connection with a rights issue in favour of Ordinary shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interests of all Ordinary shareholders are proportionate (as nearly as may be) to the respective number of Ordinary shares held by them subject only to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory or by virtue of shares being represented by depositary receipts, the requirements of any regulatory body or stock exchange, or any other matter; and

(b) to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount of £2 000 000;

and shall expire on the day preceding the fifth anniversary of the passing of this resolution save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

Company’s authority to purchase its own shares
22	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT, pursuant to Article 64 of the Articles of Association, the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of Ordinary shares of 1.4 pence each in the capital of the Company, subject to the following conditions:

(a) the maximum number of shares which may be hereby purchased is 290 million shares;

(b) the minimum price, exclusive of expenses, which may be paid for each share is 1.4 pence;

(c) the maximum price, exclusive of expenses, which may be paid for each share is not more than five per cent above the average of the middle market quotations for the Ordinary shares (as derived from the Daily Official List of the London Stock Exchange) for the five business days before the day on which the purchase is made;

3	Unilever Chairman’s Letter and Notices of Meetings 2006

(d)	the authority conferred by this resolution shall, unless renewed prior to such time, expire on the date falling twelve months after the passing of this resolution or, if earlier, at the conclusion of the next Annual General Meeting of the Company, save that the Company may before such expiry enter into any contract under which a purchase of Ordinary shares may be completed or executed wholly or partly after such expiry and the Company may purchase Ordinary shares in pursuance of such contract as if the authority conferred hereby had not expired, provided that, if resolution 25 in this Notice of Meeting is passed and becomes unconditional, this resolution shall take effect subject to references to 1.4 pence being replaced by references to 3 1 /9 pence and subject to the reference to 290 million shares being replaced by a reference to 120.5 million shares.

Alignment of dividend generating capacity and dividend entitlements
23	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT, conditional on the resolution in relation to the alignment of dividend generating capacity and dividend entitlements as described in the Notice of Meeting dated 29 March 2006 convening the Annual General Meeting of Unilever N.V. being passed and in light of the constitutional and operational arrangements which enable the Company and Unilever N.V. to operate as nearly as practicable as a single company, the directors of the Company be authorised to take any action necessary or desirable (but not in circumstances where they jointly agree that any action to produce this result would not be beneficial for the Group as a whole) in order to ensure that the ratio of the dividend generating capacity of Unilever N.V. to that of the Company does not differ substantially from the ratio of the dividend entitlement of Ordinary shareholders in Unilever N.V. to that of Ordinary shareholders in the Company including, without limitation, by effecting the transfer of assets between the group comprising the Company and its associated companies and the group comprising Unilever N.V. and its associated companies at an agreed value or for no consideration.

Amendment of the Deed of Mutual Covenants
24	To consider and, if thought fit, to pass the following as an Ordinary Resolution:

THAT, conditional on the resolution in relation to the amendment of the Deed of Mutual Covenants as described in the Notice of Meeting dated 29 March 2006 convening the Annual General Meeting of Unilever N.V. being passed, the amendment agreement between the Company and Unilever N.V. in relation to the Deed of Mutual Covenants (the “Amendment Agreement”) produced to the meeting and for the purpose of identification signed by the chairman thereof be approved and that each Director be and is hereby authorised together with any other Director or the Secretary to affix the company seal to, or to otherwise execute as a deed, the Amendment Agreement (subject to any non-material changes as may be approved by the Director(s) executing the Amendment Agreement).

Share capital consolidation
25	To consider and, if thought fit, to pass the following as an Special Resolution:

THAT, conditional upon the admission of the issued new Ordinary shares (as defined below) to the Official List of the UK Listing Authority becoming effective, upon listing of the Company’s new American Depositary Receipts arising on consolidation on the New York Stock Exchange, upon the resolutions in relation to a share capital sub-division by Unilever N.V. as described in the Notice of Meeting dated 29 March 2006 convening the Annual General Meeting of Unilever N.V. being passed, upon the new Unilever N.V. Ordinary shares arising as a result of the sub-division referred to in such resolutions being admitted to listing on the Amsterdam Stock Exchange and on the New York Stock Exchange and upon the new Unilever N.V. depositary receipts arising as a result of such sub-division being admitted to listing on the Amsterdam Stock Exchange:

(a)	all the Ordinary shares of 1.4 pence each in the capital of the Company which at 6.00 pm on 19 May 2006 (or such other time and date as the Directors of the Company may determine) which are shown in the books of the Company as authorised, whether issued or unissued, shall be sub-divided into new Ordinary shares of 7/45 pence each in the capital of the Company (the “Intermediate Ordinary Shares”);

(b)	immediately thereafter, all Intermediate Ordinary Shares that are unissued shall be consolidated into new Ordinary shares of 3 1/9 pence each in the capital of the Company (the “Unissued New Ordinary Shares”) provided that, where such consolidation would otherwise result in a fraction of an Unissued New Ordinary Share, that number of Intermediate Ordinary Shares which would otherwise constitute such fraction shall be cancelled pursuant to section 121(2)(e) of the Companies Act 1985;

(c)	immediately thereafter, all Intermediate Ordinary Shares that are in issue shall be consolidated into new Ordinary shares of 3 1/9 pence each in the capital of the Company (the “New Ordinary Shares”), provided that, where such consolidation results in any shareholder being entitled to a fraction of New Ordinary Share, such fraction shall, so far as possible, be aggregated with the fractions of New Ordinary Share to which other shareholders of the Company may be entitled and the Directors of the Company be and are hereby authorised in accordance with the Company’s Articles of Association to sell (or appoint any other person to sell), on behalf of the relevant shareholders, all the New Ordinary Shares representing such aggregated fractions at the best price reasonably obtainable to any person and to distribute the proceeds of sale (net of expenses) in due proportion among the relevant shareholders entitled thereto (save that any fraction of a penny which would otherwise be payable shall be rounded up or down in accordance with the usual practice of the registrar of the Company) and that any Director of the Company (or any person appointed by the Directors of the Company) shall be and is hereby authorised to execute an instrument of transfer in respect of such shares on behalf of the relevant shareholders and to do all acts and things as the Directors of the Company consider necessary or expedient to effect the transfer of such shares to, or in accordance with the directions of, any buyer of any such shares;

(d)	the Company’s Articles of Association be and are hereby amended by deleting Article 9 and substituting therefor the following:
	“(i)	On the 9th May 2006 the authorised capital of the Company is £136,275,682, divided as follows: 4,377,075, 492 Ordinary Shares of 3 1/9 pence each and 100,000 Deferred Shares of £1 each, all of which Deferred Shares have been issued and are now represented by £100,000 Deferred Stock.
	(ii)	The Ordinary Shares of 3 1/9 pence each and the Deferred Shares of £1 each shall respectively confer on the holders thereof the right to receive dividends in accordance with the provisions of article 136 hereof.”, and

Unilever Chairman’s Letter and Notices of Meetings 2006	4

	(e)	the Directors be authorised to agree to modify the Agreement dated 28 June 1946 (as amended by Supplemental Agreements dated 20 July 1951 and 21 December 1981) with Unilever N.V. of the Netherlands known as the Equalisation Agreement by replacing all references therein to Fl.12 with references to EUR 0.16 and by replacing all references therein to £1 with references to 3 1 /9 pence and to make certain other minor modifications as reflected in the form of Equalisation Agreement Amendment Agreement produced to the meeting and for the purposes of identification signed by the Chairman thereof (subject to any non-material changes as may be approved by the Director(s) executing the Equalisation Agreement Amendment Agreement).

Amendments to Articles of Association in relation to Board nominations
26	To consider and, if thought fit, to pass the following as a Special Resolution, conditional on the resolution in relation to the amendment of Board nomination procedures as described in the Notice of Meeting dated 29 March 2006 convening the Annual General Meeting of Unilever N.V. being passed:

THAT the Company’s Articles of Association be and are hereby amended by:
	(a)	deleting article 11(C) and substituting therefor the following:

“Any alteration of the rights set out in article 101 shall be treated as a variation of the class rights of the holders of the Deferred Shares provided, however, that an alteration to such rights may be effected (without any such consent or sanction as aforesaid) by a resolution passed at a general meeting of the Company by a majority consisting of not less than two-thirds of such members as being entitled to vote at such meeting vote thereat in person or by proxy, such majority comprising the holders of not less than one-half in nominal value of the entire issued share capital for the time being of the Company (but excluding any shares held as treasury shares) and being computed by reference to the number of votes to which each member is entitled by virtue of these articles.”

	(b)	deleting article 99 and substituting therefor the following:

“Retirement of Directors

99. At every annual general meeting all the Directors shall retire from office, with such retirement to become effective at the conclusion of the annual general meeting of the Company or the corresponding annual general meeting of Unilever N.V. (whichever is the later).”

	(c)	deleting article 101 and substituting therefor the following:

“Persons eligible as Directors

101. No person shall be eligible to be elected as a Director unless:
		(A)	he is recommended by the Board; or

		(B)	a resolution to appoint that person as a Director has been requisitioned by a member or members in accordance with the Companies Acts.

Where a resolution to appoint a person as a Director is passed at a general meeting of the Company such appointment shall not become effective:

		(i)	unless a resolution to appoint such person as a Director of Unilever N.V. has been passed at the corresponding general meeting of Unilever N.V. where such meeting is prior to the general meeting of the Company or at any adjournment thereof; or, as the case may be
(ii) until a resolution to appoint such person as a Director of Unilever N.V. is passed at the corresponding general meeting of Unilever N.V. where such meeting is to follow the general meeting of the Company or at any adjournment thereof (and, if such a resolution is not passed, such appointment shall no longer be capable of becoming effective).

The corresponding general meeting of Unilever N.V. means the Unilever N.V. general meeting which is closest in time to the relevant general meeting of the Company.”

	(d)	deleting article 102 and substituting therefor the following:

“Provisions if no eligible persons available
102. If at the annual general meeting in any year no persons shall be eligible to be elected as Directors in accordance with article 101 or if the number of persons so eligible is less than the minimum number for the time being in force under article 96 then the retiring Directors (other than those eligible for re-election under article 101) or so many of them as shall be willing to offer themselves for re-election shall be deemed to be eligible for election under article 101 as Directors or Director for the succeeding year.”

	(e)	deleting article 103 and substituting therefor the following:

“Provisions if insufficient eligible persons elected
103. (A) If at the annual general meeting in any year the resolution or resolutions for the election or re-election of all, or all but the minimum number for the time being in force under article 96, of the persons eligible for election or re-election as Directors for the succeeding year are put to the meeting and lost, then all such eligible persons who are Directors as at the commencement of the annual general meeting and are standing for re-election shall be deemed to have been re-elected as Directors and shall remain in office but so that such Directors may act only for the purposes of summoning general meetings of the Company and perform such duties as are essential to maintain the Company as a going concern but not for any other purpose.

(B) Such Directors shall convene a general meeting as soon as reasonably practicable following the annual general meeting referred to in article 103(A) at which all the Directors shall retire from office. To the extent that the circumstances envisaged in article 103(A) occur in relation to any meeting convened pursuant to this article 103(B), then the provisions of this article 103 shall also apply to that general meeting and, if relevant, any subsequent general meeting or meetings.”

Amendment to Articles of Association in relation to Directors’ remuneration
27	To consider and, if thought fit, to pass the following as a Special Resolution:

That article 109 of the Company’s Articles of Association be and is hereby amended by deleting the amount of £600,000 and inserting the amount of £1,500,000 in its place.

By order of the Board

S G Williams	29 March 2006
Secretary

5	Unilever Chairman’s Letter and Notices of Meetings 2006

Explanatory notes to the Notice of Annual General Meeting 2006

Formalities of the Meeting
Shareholders who are unable to attend the Meeting in person may appoint a Proxy to attend in their place. A Proxy Form is included with the Notice of Meeting for this purpose, and details of how to complete it (including how to return an electronic version using the internet) are given on the reverse of the form.

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 specifies that only those shareholders registered in the Register of Members of the Company as at 11.00am on Sunday 7 May 2006 shall be entitled to attend and vote at the Annual General Meeting (AGM) in respect of the number of shares registered in their name at that time. Changes to entries on the Register of Members after 11.00am on Sunday 7 May 2006 shall be disregarded in determining the rights of any person to attend and vote at the AGM.

Report and Accounts for the year ended 31 December 2005 (resolution 1)
The Directors must lay the Company’s Accounts, the Directors’ Report and the Auditors’ Report before the shareholders at a general meeting. This is a legal requirement after the Directors have approved the Accounts and the Directors’ Report, and the Auditors have prepared their Report.

Approval of Directors’ Remuneration Report (resolution 2)
The Directors must include specified information within their Remuneration Report in accordance with the Directors’ Remuneration Report Regulations 2002. The Directors’ Remuneration Report for the year ended 31 December 2005 has been prepared accordingly and approved by the Directors. The Directors’ Remuneration Report is included within the Unilever Report and Accounts 2005 with a summary in the Unilever Annual Review 2005, copies of which are available on Unilever’s website at www.unilever.com/investorcentre Members must, under the regulations, be given the opportunity to approve it. While the vote is advisory, it will be taken into account when considering the future operation and development of the Company’s remuneration policy.

Declaration of dividend (resolution 3)
The final dividend for the year must be approved by the members. The amount to be declared as a final dividend may not exceed the amount recommended by the Directors, which is 13.54p per Ordinary share of 1.4p. If approved, the final dividend will be paid on 12 June 2006 to shareholders on the Register of Members at 9 May 2006.

Re-election of Executive Directors (resolutions 4 to 7)
Unilever PLC’s Articles of Association require the annual retirement and re-election of its Directors. All the existing Executive Directors are proposed for re-election at the 2006 AGM.

Biographical details concerning each Director proposed for re-election can be found on pages 26 and 27 of Unilever’s Annual Review 2005 and on pages 49 and 50 of the Unilever Report and Accounts 2005, copies of which are available on Unilever’s website at www.unilever.com/investorcentre

The same Directors are also being proposed for re-election to the Board of Unilever N.V.

Election/re-election of Non-Executive Directors (resolutions 8 to 17)
Unilever PLC’s Articles of Association require the annual retirement and re-election of its Directors. All the existing Non-Executive Directors are proposed for re-election, with the exception of Mr B Collomb, Mr O Fanjul and Mr H Kopper, who are all retiring at the 2006 AGM.

In addition four new Non-Executive Directors are to be proposed for election. Charles Golden, Executive Vice President and CFO of Eli Lilly and Company, Byron Grote, CFO of BP p.l.c.,

Jean-Cyril Spinetta, Chairman/CEO of Air France-KLM S.A. and Kornelis (Kees) Storm, former Chairman of the Executive Board of AEGON N.V.

The same persons are being proposed for election/re-election as Non-Executive Directors of Unilever N.V.

Biographical details concerning each of the Non-Executive Directors proposed for re-election can be found on pages 26 and 27 of Unilever’s Annual Review 2005 and on pages 49 and 50 of the Unilever Report and Accounts 2005, copies of which are available on Unilever’s website at www.unilever.com/investorcentre

The biographical details for the new Non-Executive Directors proposed for election are set out below. They are also available on Unilever’s website at www.unilever.com/investorcentre

Mr C E Golden
Nationality: American. Age 59. Mr Golden is currently Executive Vice President and Chief Financial Officer of Eli Lilly and Company. He is also a Director of Clarian Health Partners and Hillenbrand Industries, a Member of the National Advisory Board of JP Morgan, and of the Finance Committee of the Indianapolis Museum of Art.

If elected a Director of Unilever, Mr Golden will become a member of the Audit Committee.

Dr B E Grote
Nationality: American/British. Age 58. Dr Grote is currently Chief Financial Officer of BP p.l.c. He joined BP in 1987 following the acquisition of The Standard Oil Company of Ohio where he had worked since 1979. Dr Grote is also a member of the Cornell University Johnson Graduate School of Management Advisory Council, and the UK Government’s Asia Task Force.

If elected a Director of Unilever, Dr Grote will become a member of the Audit Committee.

Mr J-C Spinetta
Nationality: French. Age 62. Mr Spinetta is currently Chairman and Chief Executive Officer of Air France-KLM S.A. He is also a Director of Compagnie de St-Gobain and Alitalia S.p.A., and a permanent representative of Air France on the Board of Directors of Le Monde Enterprises SA.

If elected a Director of Unilever, Mr Spinetta will become a member of the Remuneration and Nomination Committees.

Mr K J Storm
Nationality: Dutch. Age 63. Mr Storm was Chairman of the Executive Board of AEGON N.V. from 1993 to 2002. He is currently Chairman of the Supervisory Board of KLM Royal Dutch Airlines N.V., Member of the Board and Chairman of the Audit Committee of InBev S.A., a Member of the Board and a Member of the Audit Committee of Baxter International Inc. and a Member of the Supervisory Board of Pon Holdings B.V. and AEGON N.V.

If elected a Director of Unilever, Mr Storm will become Chairman of the Audit Committee. He will also be considered as Unilever’s Financial Expert for US Sarbanes Oxley purposes.

The Board has determined that, in its judgement, all the Non-Executive Directors being proposed for re-election, with the exception of Mr A Burgmans, are independent.

Dr Grote is an Executive Director of BP p.l.c. and Antony Burgmans, Unilever’s Chairman, is a Non-Executive Director of BP p.l.c. Notwithstanding this cross-directorship, the Board considers that Dr Grote will be an independent Director for the purposes of the Combined Code. In reaching this conclusion, the Board has taken

Unilever Chairman’s Letter and Notices of Meetings 2006	6

account of the following factors; that Dr Grote was identified through an independent election process for Non-Executive Directors and not through any connection with the Chairman of the Company; that both Unilever and BP p.l.c. have large Boards of Directors with substantial non-executive representation as a result of which the significance of cross-directorships is less than it would be if either or both companies had a small board; and that Dr Grote will not be on the Remuneration Committee of Unilever and the Chairman is not on the Remuneration Committee of BP p.l.c., and so neither is able to influence the remuneration of the other.

The Board also considers that Mr Spinetta’s position as Chairman/CEO of Air France-KLM S.A. and Mr Storm’s Chairmanship of the Supervisory Board of KLM Royal Dutch Airlines N.V. do not affect their status as independent in relation to their Non-Executive Directorships of Unilever.

If re-elected as a Director, Lord Simon will succeed Bertrand Collomb who is retiring at the 2006 AGM as Senior Independent Director, Vice Chairman and Chairman of the Remuneration and Nomination Committees.

Re-appointment of Auditors (resolution 18)
At each meeting at which Accounts are laid before the members, the Company is required to appoint Auditors to serve until the next such meeting.

Remuneration of Auditors (resolution 19)
This Resolution gives authority to the Directors to determine the Auditors’ remuneration, which is then disclosed in the next Accounts of the Company.

Directors’ authority to issue shares (resolution 20)
Renewal of this authority is sought at the AGM each year. Section 80 of the Companies Act 1985 provides that the Directors may not issue new shares without shareholder approval. The purpose of this Resolution, therefore, is to give the Directors the authority to issue new shares, limited to a maximum of £13 450 000 in new shares at their nominal value. At 28 February 2006, being one month before the date of the Notice of Meeting, this represented slightly under 33% of the Company’s issued Ordinary share capital. There is no current intention to issue shares pursuant to this authority.

Disapplication of pre-emption rights (resolution 21)
Renewal of this authority is sought at the AGM each year. Under the Companies Act shareholders have ‘rights of pre-emption’ in relation to the issue of new shares: that is to say, the shares must be offered first to the existing shareholders in proportion to their holdings. Under Section 89 of the Act the Directors require the authority of the shareholders if they wish to disapply these rights. In the case of a rights issue, there could be legal, regulatory or practical difficulties in issuing new shares to some shareholders, particularly those resident overseas, and part (a) of this Resolution permits the Directors to make the appropriate exclusions or arrangements to deal with this.

In addition, there may be circumstances when the Directors consider it in the best interests of the Company to issue shares to another party or parties without first offering them to existing shareholders, for example, to finance a business opportunity. Part (b) of this Resolution gives them authority to do so, up to a limit of £2 000 000 in new shares at their nominal value, which at 28 February 2006 was approximately 5% of the Company’s issued Ordinary share capital.

Company’s authority to purchase its own shares (resolution 22)
Renewal of this authority is also sought at the AGM each year. The Directors believe that it is advantageous for the Company to have the flexibility to purchase its own shares, and this Resolution provides the authority from shareholders to do so. This authority is also necessary to enable us to carry out our recently announced share buy back programme. Under this programme, barring any significant movements in exchange rates, we currently intend, together with Unilever N.V., to buy in up to €500 million in total of both companies’ shares in 2006. The Directors will only buy back shares under the programme when they consider that such purchases would increase earnings per share and would be in the best interests of the shareholders generally.

The Resolution specifies the maximum number of shares which may be acquired (which at 28 February 2006 represented just under 10% of the Company’s issued capital) and the maximum and minimum prices at which they may be bought.

The purchase of shares by the Company under this authority would be carried out by a purchase in the market, and should not be confused with any share dealing facilities which may be offered to shareholders by the Company from time to time. Any shares purchased would be cancelled, unless they were held as ‘treasury shares’, in which case they could be held in the name of the Company pending resale.

Alignment of dividend generating capacity and dividend entitlements (resolution 23)
As part of the review of Unilever’s corporate structure referred to in the Chairman’s letter, the Board of Unilever decided to adapt Unilever’s constitutional arrangements to allow greater flexibility to allocate assets between both parent companies. The ability of Unilever N.V. and Unilever PLC to generate distributable reserves in order to allow the payment of dividends by each of them is, for the most part, determined by their respective holdings of income generating assets.

Allocations of assets between Unilever N.V. and Unilever PLC have generally been made in accordance with non-mandatory criteria set out in the Deed of Mutual Covenants between Unilever N.V. and Unilever PLC. These criteria provide that assets in the British Empire (as it was in 1938) are allocated to Unilever PLC and its associated companies and assets elsewhere are allocated to Unilever N.V. and its associated companies. The allocation of assets, as a result of this as well as other factors such as disposals, has evolved so that now some 70% of income generating assets of the Unilever Group are held by Unilever N.V. and its associated companies and some 30% of those assets are held by Unilever PLC and its associated companies.

The economic interests of Unilever N.V. shareholders and Unilever PLC shareholders in the Unilever Group are determined in accordance with the Equalisation Agreement: currently Unilever N.V. shareholders have a right to some 57% of distributions made by the Unilever Group and Unilever PLC shareholders have a right to some 43% of such distributions.

It can be seen, therefore, that the ability of each of Unilever N.V. and Unilever PLC to generate distributable reserves is not aligned with the dividend entitlements of their respective shareholders. The principal consequence of this is that, at some future date, the Unilever Group may not be able to pay dividends and return capital to shareholders in the most efficient way.

As a shareholder’s economic interest in the Unilever Group (and its economic return on that interest) should not be affected by the manner in which assets are allocated between Unilever N.V. and Unilever PLC and as it is in the long-term interests of shareholders of both Unilever N.V. and Unilever PLC that assets are allocated in the most efficient manner, it is proposed that the Boards of Unilever be authorised by the shareholders of Unilever N.V. and Unilever PLC

7	Unilever Chairman’s Letter and Notices of Meetings 2006

to take any actions to ensure that the dividend generating capacity of each of Unilever N.V. and Unilever PLC are aligned with the economic interests of their respective shareholders. In particular, pursuant to these authorities it is proposed that assets may be transferred from Unilever PLC and its associated companies to Unilever N.V. and its associated companies and vice versa at an agreed value or for no consideration. It is also proposed that the Boards of Unilever be given the flexibility to depart from these principles where it is in the best interest of Unilever Group as a whole to do so.

As the ratio of Unilever N.V.’s dividend generating capacity to that of Unilever PLC currently exceeds the ratio of the dividend entitlements of Unilever N.V. shareholders to those of Unilever PLC shareholders, any actions to be taken by the Unilever Group in the near future to achieve better alignment will have the effect of increasing Unilever PLC’s dividend generating capacity. In particular, it is currently contemplated that dividends which would otherwise be due from UNUS Holding B.V., the holding company for the Unilever Group’s US businesses, to Unilever N.V. will instead be paid to Unilever PLC and that assets, which may include a substantial part of Unilever N.V.’s indirect holding in UNUS Holding B.V, will be transferred to Unilever PLC or associated company(ies) at an agreed value or for no consideration.

The Boards of Unilever PLC and Unilever N.V. will consider which specific actions should be taken in light of all relevant factors and will determine which actions are appropriate to achieve better alignment although, as noted above, where it is not beneficial to the Unilever Group as a whole to do so these may not be all the actions necessary to achieve full alignment.

Whilst the initial transactions are intended to increase Unilever PLC’s dividend generating capacity, it is intended that the authority conferred by Resolution 23 will be an enduring authority and that, if at some future time the ratio of Unilever N.V.’s dividend generating capacity to that of Unilever PLC were to become less than the ratio of the dividend entitlements of Unilever N.V. shareholders to those of Unilever PLC shareholders, then the Boards of Unilever are authorised under this Resolution to take such action as is necessary or desirable to restore this alignment. This could include, for example, transfers of assets from Unilever PLC to Unilever N.V. at an agreed value or for no consideration.

Amendment of Deed of Mutual Covenants (resolution 24)
The Deed of Mutual Covenants is an agreement between Unilever N.V. and Unilever PLC which provides, amongst other things, for the allocation of assets within the Unilever Group. As noted above, the existing Deed of Mutual Covenants provides, on a non-mandatory basis, that activities to be undertaken by Unilever Group in the British Empire (as it was in 1938) should be undertaken by Unilever PLC and its associated companies and activities to be undertaken elsewhere should be undertaken by Unilever N.V. and its associated companies.

As part of the review of Unilever’s corporate structure, it was concluded that the basis for allocation of assets between Unilever N.V. and its associated companies and Unilever PLC and its associated companies should be updated. It is in the long-term interests of all Unilever shareholders for assets to be allocated between Group companies on a basis which ensures that the Unilever Group is able to pay dividends and make returns of capital efficiently. In general this will be the case where the ratio of the dividend generating capacity of Unilever N.V. to that of Unilever PLC is the same as or similar to the value of the economic interests of their respective shareholders in the Unilever Group. It is therefore proposed that, whilst the Deed of Mutual Covenants should continue to operate on a non-mandatory basis, it should be amended to reflect the principle that Unilever

N.V. and Unilever PLC will co-operate to ensure that the above ratios are broadly aligned.

Share capital consolidation (resolution 25)
The Boards of Unilever decided, following their review of the corporate structure, that the relationship between Unilever N.V. and Unilever PLC Ordinary shares should be simplified by establishing a one-to-one equivalence in their economic interest in the Unilever Group. This will be achieved by a sub-division of each Unilever N.V. Ordinary share into 3 shares and the consolidation of Unilever PLC Ordinary shares on a 9 for 20 basis. Following these changes, each Unilever PLC Ordinary share will represent the same underlying economic interest in the Unilever Group as each Unilever N.V. Ordinary share. The nominal values of all Unilever N.V. shares will also be converted from guilders into euros and the Equalisation Agreement will be updated to reflect this change.

The effect of the proposed Unilever PLC share consolidation will be that holders of Unilever PLC Ordinary shares on the Register of Members (holding their shares in certificated form) of Unilever PLC as at 6.00 p.m. on Friday 19 May 2006 (or such other time and date as the Directors of the Company may determine) will, on the implementation of the share consolidation, exchange:

20 existing Unilever PLC Ordinary shares of 1.4 pence each for 9 new Unilever PLC Ordinary shares of 3 1/9 pence each and in that proportion for any other number of existing Unilever PLC Ordinary shares then held. The proportion of the issued Ordinary share capital of Unilever PLC held by each Unilever PLC shareholder following the share consolidation will, save for fractional entitlements, remain unchanged. Each shareholder’s proportionate economic interest in the Unilever Group will also, save for fractional entitlements, remain unchanged. Apart from having a different nominal value, each new Unilever PLC Ordinary share will carry the same rights as those set out in the Articles of Association which currently attach to the existing Unilever PLC Ordinary shares.

To effect the share consolidation, it may be necessary to issue, prior to the record date for the consolidation, a small additional number of existing Unilever PLC Ordinary shares for cash so that the number of new Unilever PLC Ordinary shares in issue after the share consolidation is a whole number.

Unilever PLC shareholders whose individual holdings of Unilever PLC Ordinary shares cannot be consolidated into an exact number of new Unilever PLC Ordinary shares will be left with a fractional entitlement to a new Unilever PLC Ordinary share. Arrangements will be put in place for such fractional entitlements arising from the share consolidation to be aggregated into whole new Unilever PLC Ordinary shares (“Fractional Entitlement Shares”) and sold in the market on their behalf. The proceeds of sale of such Fractional Entitlement Shares (net of any commissions, dealing costs and administrative expenses) are expected to be paid to the Unilever PLC shareholder entitled to them by cheque to be despatched on or around Friday 26 May 2006.

The share capital consolidation is conditional, amongst other things, on the share capital sub-division by Unilever N.V. becoming unconditional. It is expected that new Unilever PLC Ordinary shares resulting from the proposed share consolidation will be admitted to the Official List of the United Kingdom Listing Authority and dealings are expected to commence in new Unilever PLC Ordinary shares on Monday 22 May 2006. On the same date, new Unilever PLC Ordinary shares will be enabled in CREST and CREST accounts will be credited with new Unilever PLC Ordinary shares. Certificates for new Unilever PLC Ordinary shares, are expected to be despatched on or around Friday 26 May 2006.

Unilever Chairman’s Letter and Notices of Meetings 2006	8

Holders of Unilever PLC American Depository Receipts (ADRs) traded on the New York Stock Exchange
As a result of the share capital consolidation, the Unilever PLC ADR, which currently comprises four Unilever PLC Ordinary shares of 1.4 pence each, will be changed to comprise one Unilever PLC new Ordinary share of 3 1 /9 pence.

Citibank, N.A., the Depositary for the Unilever PLC ADR programme, will, upon confirmation that the share capital consolidation resolution has been passed by Unilever PLC shareholders and on confirmation of the receipt by its custodian of the requisite number of new Unilever PLC Ordinary shares, issue and distribute to each Unilever PLC ADR holder registered on the register of outstanding Unilever PLC ADRs as of 19 May 2006 0.8 Unilever PLC ADR for each Unilever PLC ADR held as of 19 May 2006.

The new Unilever PLC ADRs will be issued in “direct registration” form (i.e. in book-entry form without the issuance and delivery of certificates). The new Unilever PLC ADRs will commence trading on the New York Stock Exchange on the New York business day immediately following 19 May 2006. Statements reflecting the number of new Unilever PLC ADRs issued are intended to be mailed promptly after 24 May 2006.

No fractional Unilever PLC ADRs will be issued but instead the Depositary intends to aggregate all entitlements to fractional Unilever PLC ADRs, to sell the aggregate of the fractional Unilever PLC ADRs on the New York Stock Exchange and to distribute the net cash proceeds of such sale to the holders of Unilever PLC ADRs entitled thereto.

Holders of Unilever PLC ADR certificates may, after 24 May 2006, (but are not required to) exchange their existing certificates for new certificates which reflect the new nominal value of the Unilever PLC Ordinary shares and the new ratio of one Unilever PLC Ordinary share to one Unilever PLC ADR or lodge them in the Depositary’s ‘direct registration’ system for the Unilever PLC ADRs. In order to do so you will need to follow the instructions in the notices the Depositary will send out after 24 May 2006 or contact the Depositary on toll free number 1-888-502-6356, or international telephone number 781 575 4555 after 24 May 2006.

The Deposit Agreement and the Unilever ADR certificates will be amended to reflect the nominal value of the new Unilever PLC Ordinary shares and the new ratio of one Unilever PLC Ordinary share to one Unilever PLC ADR. An amendment to the F-6 Registration Statement for the Unilever PLC ADRs (Reg. No. 333-131025) currently on file with the SEC (which can be retrieved from the SEC website at www.sec.gov) will be filed with the SEC reflecting the referenced amendments to the Deposit Agreement and the Unilever ADR certificates.

The ADR facility for the Unilever PLC ADRs is expected to be closed for deposits and withdrawals of Unilever PLC Ordinary shares for a number of days following 19 May 2006.

Board nomination procedures (resolution 26)
It was decided as part of the review of Unilever’s corporate structure to allow shareholders the right to nominate candidates to the Boards of Unilever, taking into account the need to ensure unity of management. As a result certain changes are being proposed to the Articles of Association of Unilever PLC. Similar changes are to be proposed to the Articles of Association of Unilever N.V. The proposed changes to Unilever PLC’s Articles are conditional on the proposed changes to Unilever N.V.’s Articles being approved by Unilever N.V. shareholders.

The effect of the proposed changes is to allow Unilever PLC shareholders to requisition, in the numbers and manner provided for in the Companies Act 1985, a Resolution to be put to the general meeting of Unilever PLC to appoint a person as a Director. However, in order to preserve unity of management, for a person to be appointed as a Director of Unilever PLC, it is necessary that a Resolution appointing that person as a Director of Unilever N.V. is passed at a general meeting of Unilever N.V. at or about the same time. Unilever N.V.’s Articles are to be amended (as referred to above) so that Unilever N.V. shareholders will be able to propose Resolutions to appoint a Director to the Board of Unilever N.V. in circumstances where they are entitled to propose such Resolutions under Dutch company law.

Amendments to Articles of Association in relation to Directors Remuneration (resolution 27)
We are proposing to raise the limit on Directors’ fees from £600 000 to £1 500 000.

The limit for Directors’ fees has been increased to enable Unilever PLC to pay all of the Directors’ fees, if this is at any time deemed to be in the best interests of the Unilever Group. However under the current arrangement, half of the Non-Executive Directors’ fees will be paid by Unilever PLC (figures below shown in £) and half by Unilever N.V. (figures below shown in €).

In last year’s Notice of Annual General Meeting we disclosed that under the termination agreement with Mr Burgmans he would be remunerated as a Non-Executive Chairman from June 2006.

Towers Perrin has conducted a review of Non-Executive Directors’ fees and it appears that Unilever has fallen behind market practice in this area. For your information, your Board plans to pay annual fees according to the following scale in 2006.

Chairman	£175 000	plus	€255 000
Senior Independent Director	£45 000	plus	€65 000
Chairman of the Audit Committee	£38 000	plus	€55 000
Board Committee Chairman	£35 000	plus	€50 000
Non-Executive Directors	£31 000	plus	€45 000

An additional allowance of £5 000 per meeting will be paid to Non-Executive Directors who have to travel to meetings from outside Europe.

The Remuneration Committee believes that these are fair in light of the responsibilities currently carried out by Non-Executive Directors in view of the need to attract and retain Non-Executive Directors of the appropriate calibre and standing. The Executive Directors will continue to be remunerated as managers and the Directors’ Remuneration Report is put before shareholders each year. Furthermore, members of the Remuneration Committee will make themselves accountable for their actions by putting themselves forward to you for re-election each year.

Documents for inspection
Copies of the existing and proposed (amended) forms of Equalisation Agreement and Deed of Mutual Covenants and the Amendment Agreements in relation thereto and the existing and proposed (amended) Articles of Association are available for inspection at Unilever’s offices, at Weena 455, Rotterdam in the Netherlands and Blackfriars, London EC4P 4BQ in the United Kingdom from the date of this Notice of AGM until the close of the AGM. They are available during normal business hours on any weekday (excluding public holidays) and at the place of the AGM from at least 15 minutes before the meeting until the close of the meeting.

Recommendation
The Directors believe that the proposals set out in the Notice of Meeting are in the best interests of the Company. Accordingly, they unanimously recommend that you vote in favour of each Resolution, as they intend to do themselves in respect of their own shares in the Company.

9	Unilever Chairman’s Letter and Notices of Meetings 2006

Unilever PLC Notice of Meeting of Ordinary Shareholders

Notice is hereby given that a meeting of holders of Ordinary shares in the capital of Unilever PLC will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE at 12 noon on Tuesday 9 May 2006 (or, if later, as soon thereafter as the Annual General Meeting of Unilever PLC to be held at the same place at 11.00am on Tuesday 9 May 2006 shall have been concluded or adjourned) to transact the following business.

To consider and, if thought fit, to pass the following as an Ordinary Resolution:

“The Directors be authorised to agree to modify the Agreement dated 28 June 1946 (as amended by Supplemental Agreements dated 20 July, 1951 and 21 December, 1981) with Unilever N.V. of the Netherlands known as the Equalisation Agreement by replacing all references therein to Fl.12 with references to EUR 0.16 and by replacing all references therein to £1 with references to 3 1 /9 pence and to make certain other minor modifications as reflected in the form of Equalisation Agreement Amendment Agreement produced to the meeting and for the purposes of identification signed by the Chairman thereof (subject to any non-material changes as may be approved by the Director(s) executing the Equalisation Agreement Amendment Agreement).”

By order of the Board

S G Williams	29 March 2006
Secretary

Explanatory notes to Notice of Meeting of Ordinary Shareholders

Formalities of the Meeting
Shareholders who are unable to attend the Meeting in person may appoint a Proxy to attend in their place. A Proxy Form is included with the Notice of Meeting for this purpose, and details of how to complete it (including how to return an electronic version using the internet) are given on the reverse of the form.

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the Register of Members of the Company as at 11.00am on Sunday 7 May 2006 shall be entitled to attend and vote at the Meeting of Ordinary shareholders in respect of the number of shares registered in their name at that time. Changes to entries on the Register of Members after 11.00am on Sunday 7 May 2006 shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

Changes to Equalisation Agreement
The proposed Resolution is to authorise Directors to modify the Equalisation Agreement to reflect the change in the nominal value of Unilever N.V.’s shares from denomination in guilders to denomination in euros. This change has no effect on the economic interest of Unilever PLC shareholders in the Unilever Group.

Unilever Chairman’s Letter and Notices of Meetings 2006	10